Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech’s Trinovium Subsidiary Signs Contract to Supply Red Team Investments with Advanced Liquid Cooling Solutions for AI Data Center Infrastructure

-          Trinovium to supply RTI with advanced fluids and analytical systems for deployment in a U.S. commercial pilot focused on AI and high-performance computing data center infrastructure

-          Data center power densities are increasing rapidly as AI workloads expand, creating greater thermal-management demands and interest in advanced liquid cooling solutions

DUBLIN, Ireland and Oregon, United States (September 9, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company, today announced that its Trinovium subsidiary, a dedicated business unit focused on advanced liquid cooling solutions and fluid intelligence systems for next-generation AI data centers, has signed a contract with Red Team Investments (“RTI”), the Texas based owner of the X-MDC, an emerging modular data center technology.

The contract establishes a framework for Trinovium and RTI to develop and deploy direct-to-chip liquid cooling solutions for artificial intelligence (“AI”), high-performance computing (“HPC”) and modular data center applications. A key element of the collaboration is RTI’s commitment to become a commercial pilot customer for Trinovium’s cooling fluids and analytical systems, including paid product supply as part of the pilot deployment.

The agreement is expected to provide Trinovium with real-world operating data and customer feedback to support product validation, refinement and broader commercialization. The collaboration will combine RTI’s cooling-system expertise, modular data center capabilities and deployment experience with Trinovium’s expertise in fluid science, analytical technologies, high-specification manufacturing and quality systems. Trinovium and RTI expect to focus initially on integration planning, product testing, pilot deployment followed by the collection of operational performance data and evaluation of product improvements, scale-up requirements and potential broader commercial opportunities.

John Gillard, Chief Executive Officer of Trinity Biotech, commented:

“Signing this contract now with RTI is an important step in moving Trinovium toward real-world commercial validation in this rapidly developing and innovating space. RTI’s cooling fluid experience and commitment to become a commercial pilot customer gives us a clear pathway to evaluate our cooling fluids and analytical systems in a U.S. data center environment, advancing the platform toward broader commercialization.”

Trevin Vaughn, Chief Executive Officer & Founder of RTI, commented:

“As we deploy modular data centres for AI and high-performance computing, thermal density and long-term coolant reliability have become defining operational constraints. This collaboration brings healthcare-grade fluid science and analytical rigor into real-world modular environments, allowing both teams to deliver the uptime, purity, and maintainability that high-density facilities require. This collaboration also gives both teams a direct channel to share operating knowledge and generate the performance data needed to improve cooling reliability in high-density environments. We look forward to working with Trinovium’s cooling fluids and analytical systems through the commercial pilot program.”

Advancing Direct-to-Chip Cooling for AI Infrastructure

Trinovium is entering a market where rapidly increasing AI-driven data center power densities are creating greater thermal-management demands and making coolant purity, stability and monitoring increasingly important to system reliability and uptime.

The data center liquid cooling market is developing rapidly and projected by third-party industry research to grow from approximately $4 billion in 2026 to $27 billion by 2033.1

Direct-to-chip liquid cooling is a thermal-management approach that brings coolant closer to high-performance processors and other heat-generating components. Under suitable operating conditions, the technology can help support higher compute densities, improve heat removal and reduce reliance on traditional air-cooling systems.

Building on Trinity Biotech’s expertise in healthcare-grade fluid manufacturing, Trinovium has developed an initial water-based direct-to-chip liquid cooling formulation focused on ultra-high-purity aqueous chemistry, corrosion protection and healthcare-level consistency and traceability.

Trinovium is also developing a fluid health and system intelligence platform drawing on Trinity Biotech’s analytical technology portfolio, including connected electrochemical sensing and mass spectrometry capabilities. The platform is being designed to monitor factors including corrosion and scaling, particulate contamination and microbial growth, with the goal of combining advanced cooling fluids with ongoing analytical monitoring to support cooling-system reliability and performance optimization.

[1] https://www.marketsandmarkets.com/Market-Reports/data-center-liquid-cooling-market-84374345.html

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to complete the development of our CGM+ wearable biosensor technology and achieve commercial acceptance, capitalize on our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.

About Red Team Investments:

Red Team Investments (RTI) is a Texas based technology company focused on the development and deployment modular data center solutions through its X-MDC technology, with a focus on high-density compute environments for artificial intelligence and high-performance computing. The company’s modular platforms are designed to support advanced liquid cooling architectures that address the thermal, reliability, and uptime challenges created by rising power densities. The company also operates a sovereign AI platform (Xydo) that delivers private, single-tenant compute and model orchestration for enterprises, designed to keep customer data and infrastructure under customer control. For further information, please visit www.redteaminvestments.com, energyx.io, and xydo.io.